                             AS FILED WITH THE SECURITIES
                               AND EXCHANGE COMMISSION
                                 ON DECEMBER 29, 1998
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                      FORM N-1A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933        /X/

                         Pre-Effective Amendment No. __            / /

                        Post-Effective Amendment No. __            / /

                                        and/or

                           REGISTRATION STATEMENT UNDER THE
                             INVESTMENT COMPANY ACT OF 1940                 /X/

                                    Amendment No.____                       / /
                           (Check appropriate box or boxes)


                          THE CATHOLIC ALLIANCE FUNDS, INC.

                  (Exact name of registrant as specified in charter)


     1100 WEST WELLS STREET
     MILWAUKEE, WISCONSIN                                             53233
     (Address of Principal Executive Offices)                     (Zip Code)

         Registrant's Telephone Number, including Area Code:  (414) 273-6266



                               THEODORE F. ZIMMER, ESQ.
                          THE CATHOLIC ALLIANCE FUNDS, INC.
                                1100 WEST WELLS STREET
                             MILWAUKEE, WISCONSIN  53233
                       (Name and Address of Agent for Service)

                                       Copy to:

                               CONRAD G. GOODKIND, ESQ.
                                   Quarles & Brady
                              411 East Wisconsin Avenue
                              Milwaukee, Wisconsin 53202

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                          THE CATHOLIC ALLIANCE FUNDS, INC.

                                  Equity Income Fund
                                Large-Cap Growth Fund
                        Disciplined Capital Appreciation Fund



                             PROSPECTUS __________, 1998



Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.








                                        [LOGO]















     AS WITH OTHER MUTUAL FUNDS, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE FUNDS' SHARES OR DETERMINED WHETHER THIS
PROSPECTUS IS ACCURATE OR COMPLETE.   ANYONE WHO TELLS YOU OTHERWISE IS
COMMITTING A CRIME.

                                  TABLE OF CONTENTS

OVERVIEW . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4
EQUITY INCOME FUND . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
LARGE-CAP GROWTH FUND. . . . . . . . . . . . . . . . . . . . . . . . . . . . .9
DISCIPLINED CAPITAL APPRECIATION FUND. . . . . . . . . . . . . . . . . . . . 11
FEES AND EXPENSES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
HOW TO INVEST. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
SELLING YOUR SHARES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
SHAREHOLDER  INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . 24
FOR MORE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26



















BEFORE READING THIS PROSPECTUS

     References to "you" and "your" in the prospectus refer to prospective investors or shareholders. References to "we", "us" or "our" refer to the Funds and the Fund Management (Adviser, Sub-Advisers, Distributor, Administrator, Transfer Agent and Custodians) generally.

                                       OVERVIEW


INVESTMENT PHILOSOPHY STATEMENT

     The investment philosophy for The Catholic Alliance Funds, Inc. (the "Catholic Alliance Funds" or "CAF") is based on two principles:

     1.  PRUDENT FINANCIAL STEWARDSHIP

         The investments in CAF will be managed using strategies aimed at producing results that will help investors reach their financial goals, without taking unwarranted risks.

     2.  RESPONSIBLE CATHOLIC STEWARDSHIP

          Principle -- CAF will strive to invest the assets of each of its managed funds in companies whose primary products, services and activities are substantially consistent with core Catholic values.

          General Investment Policies -- In order to implement this principle, CAF will avoid investing in companies that directly participate in abortion, in companies that derive more than 5% of either revenues or profits from the production or development of indiscriminate weapons of mass destruction (e.g., biological and chemical weapons and first-strike nuclear weapons) and in companies whose employment practices have been found to be substantially inconsistent with the dignity and primacy of the human person. From time to time, the Funds may decide to avoid investing in other companies because of other activities that may be determined to be inconsistent with core Catholic values.

          Investing pursuant to this principle may cause one or more funds to forego a profitable investment opportunity or to dispose of a security when it may be disadvantageous to do so from an investment viewpoint. Nonetheless, in the opinion of management, applying this principle will not have a material impact on the rate of return of any Fund.


BENEFITS FROM INVESTING IN MUTUAL FUNDS

     Mutual funds provide small investors some of the advantages enjoyed by wealthy investors. A relatively small investment can buy part of a diversified portfolio. That portfolio is managed by investment professionals, relieving you of the need to make individual stock or bond selections. You also enjoy conveniences, such as daily pricing and liquidity. The portfolio, because of its size, has lower transaction costs on its trades than most individuals would have.

     In choosing a mutual fund as an investment vehicle, you are giving up some investment decisions, but must still make others. The decisions you don't have to make are those involved with choosing individual securities. We will perform that function. In addition, we will arrange for the safekeeping of securities, auditing the annual financial statements, and daily valuation of the Fund, as well as other functions.

     You, however, retain at least part of the responsibility for an equally important decision. This decision involves determining a portfolio of mutual funds that balances your investment goals with your tolerance for risk. It is likely that this decision may include the use of more than one fund of the CAF Family of Funds.

     A CHOICE OF FUNDS. CAF offer investors three distinct mutual fund choices. The three Funds are described below.


--------------------------------------------------------------------------------
 PORTFOLIO              INVESTMENT OBJECTIVES+      PRIMARY INVESTMENTS
--------------------------------------------------------------------------------
 Equity  Income Fund    Current  income and long-   Dividend   paying   common
                        term capital growth         stocks
--------------------------------------------------------------------------------
 Large-Cap Growth Fund  Long-term capital growth    Large-cap common stocks
--------------------------------------------------------------------------------
 Disciplined Capital    Long-term capital           Common stocks in a
 Appreciation Fund      appreciation                broad capitalization range
--------------------------------------------------------------------------------

-----------------------------

+  There can be no assurance that any Fund will achieve its objective.

GENERAL RISKS TO CONSIDER

     MARKET RISK - Common stock prices overall will rise and fall over short and even extended periods. The equity markets tend to move in cycles, and a Fund's net asset value will fluctuate with these price changes and market fluctuations.

     OBJECTIVE RISK - Objective risk is the risk that a Fund's equity investments may not fluctuate in the same manner as the stock markets generally. This is because each of the Funds selects stocks for investment in accordance with defined objectives and policies. The Fund's resulting investment portfolio will focus on stocks of specified sizes of companies, companies that pay dividends, or companies meeting other specified criteria that will not be representative of the market generally.

     Other risks specific to each Fund are discussed in the following summary information about the individual Funds.

INVESTMENT ADVISER

     Catholic Financial Services Corporation, a Wisconsin Corporation registered as an investment adviser under the securities laws, is the Adviser to the Funds. The Sub-Advisers are: Todd Investment Advisors, Inc. for the Equity Income Fund, Peregrine Capital Management, Inc. for the Large-Cap Growth Fund, and Vantage Global Advisors, Inc. for the Disciplined Capital Appreciation Fund.

EXPENSES

     Costs are an important consideration in choosing a mutual fund. That's because you, as a shareholder, pay the costs of operating a fund, plus any transaction costs associated with buying, selling, or exchanging shares.

     Shareholder transaction expenses are charges you pay when you buy shares in one of the Funds, redeem (sell) shares by wire or exchange shares by telephone. In the case of purchases and exchanges, shareholder transaction expenses reduce the amount of your payment that is invested in shares of the mutual fund. In the case of sales, shareholder transaction expenses reduce the amount of the sale proceeds returned to you.

     Annual fund operating expenses, on the other hand, are expenses that a mutual fund pays to conduct its business, including investment advisory fees and the costs of maintaining shareholder accounts, administering the fund, providing shareholder services, and other activities of the mutual fund. Annual fund operating expenses are deducted from a mutual fund's assets, and therefore reduce its total return.

                                  EQUITY INCOME FUND

INVESTMENT OBJECTIVE

     The Equity Income Fund seeks both a reasonable level of current income and long-term capital growth.

WHO SHOULD INVEST

     The Fund is intended for investors who seek current income and capital growth.

INVESTMENT POLICIES

     The Fund seeks reasonable income by investing primarily in a diversified portfolio of dividend paying stocks that exhibit long-term growth potential. We normally invest at least 75% of the Fund's total assets in these securities.
The Fund has the flexibility, however, to invest the balance in all types of domestic securities, including investment-grade fixed income securities, and non-dividend paying stock, and in the securities of foreign issuers traded on a U.S. national securities exchange or the NASDAQ National Market System.

     In selecting equity securities, the Fund identifies companies that have the potential for future earnings and dividend growth, are undervalued compared to stocks of similar companies, have a high quality rating, and a minimum market capitalization of $1 billion.

     In selecting fixed-income securities, the Fund typically buys only investment-grade bonds (rated Baa3/BBB- and higher). Up to 5% of the Fund's assets may be invested in any one non-Treasury issue. Non-Treasury issues include corporate, asset-backed, and mortgage-backed bonds and notes.


INVESTMENT RISKS

     The value of the Fund's investments varies in response to many factors. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Dividend paying stocks typically have lower capital growth potential than other types of stock. Therefore, the Fund's value may rise or fall less than the market as a whole. Bond values fluctuate based on changes in interest rates and in the credit quality of the issuer. Investments in securities of foreign issuers may involve risks in addition to those of U.S. companies, including increased political and economic risk.
Also, as a mutual fund, the Fund seeks to spread investment risk by diversifying its holdings among many companies and industries. Of course, when you sell your shares of the Fund, they may be worth more or less than what you paid for them.

SUB-ADVISER

     We have hired Todd Investment Advisors, Inc. ("Todd") to serve as Sub-Adviser to the Fund. Under our direction and control, Todd makes the day-to-day investment decisions for the Fund.

PORTFOLIO MANAGER

     Curtiss M. Scott, Jr., CFA, manages the day-to-day Fund investments. Mr. Scott has served as a Senior Portfolio Manager at Todd since May of, 1996. Prior to 1996, Mr. Scott served as Partner and Managing Director of Executive Investment Advisors, Louisville, Kentucky. Mr. Scott has been managing equity portfolios since 1978.

ANNUAL ADVISORY FEE

     0.80 of 1% on average daily net assets.

ANNUAL SUB-ADVISORY FEE

     0.38 of 1% on the first $10 million; 0.35 of 1% on the next $40 million; and 0.30 of 1% on average daily net assets over $50 million (payable from the 0.80% Annual Advisory Fee paid to the Adviser).

                                LARGE-CAP GROWTH FUND

INVESTMENT OBJECTIVE

     The Large-Cap Growth Fund seeks long-term capital growth by investing primarily in high quality growth stocks of companies with large market capitalizations.

WHO SHOULD INVEST

     The Fund is intended for investors who want long-term capital appreciation, can tolerate fluctuations in portfolio value, and have no need for current income from the Fund.

INVESTMENT POLICIES

     The Fund invests in fast growing companies to produce superior long-term results. The portfolio is comprised primarily of stocks with market capitalizations above $5 billion. These companies have exhibited rapid earnings gains in relation to the average of companies in the S&P 500 Index, with superior returns on capital and below average levels of debt. Stocks are selected with a long-term investment horizon, allowing full participation in company success with low portfolio turnover and transaction costs. The Fund will typically be fully invested in equities and avoids short-term market timing.

     We normally invest at least 75% of the Fund's total assets in the common stocks of companies with large market capitalizations. Companies whose capitalizations fall below $5 billion after purchase continue to be considered large-capitalization for purposes of the 75% policy. The Fund has the flexibility, however, to invest in other market capitalizations and various types of domestic securities and in the securities of foreign issuers traded on a U.S. national securities exchange or the NASDAQ National Market System.

     The Fund also reserves the right to invest without limitation in preferred stocks and investment-grade debt instruments for temporary, defensive purposes.

INVESTMENT RISKS

     Companies with large market capitalizations typically have a large number of publicly held shares and a high trading volume, resulting in a high degree of liquidity. These tend to be quality companies with strong management organizations.

     The value of the Fund's investments will depend not only on the movement of the market in general, but on factors that affect the individual stocks held in the Fund's portfolio, such as the companies' financial performance, management and business trends. The Fund's focus on investment in fast growing companies means that the market ratios of its portfolios companies (such as the price to earnings ratio) may be higher than those of large capitalization companies in general. Also, in recent years, any earnings disappointment by a company, especially those with high market ratios, has tended to result in a significant decrease in the company's stock market price.

Investments in securities of foreign companies may involve risks in addition to those of U.S. companies, including increased political and economic risk.

     As a mutual fund, the Fund seeks to spread investment risk by diversifying its holdings among many companies and industries. When you sell your shares of the Fund, they may be worth more or less than what you paid for them.

SUB-ADVISER

     Peregrine Capital Management, Inc. ("Peregrine") serves as the Sub-Adviser to the Fund.

PORTFOLIO MANAGERS

     John S. Dale, CFA and Gary Nussbaum, CFA, serve as co-managers of the Fund. Mr. Dale and Mr. Nussbaum are both senior vice presidents and portfolio managers at Peregrine. Prior to joining Peregrine in 1987, Mr. Dale was with Northwest Corp. Mr. Nussbaum has been with Peregrine since 1990. Prior to 1990, he worked as an investment research officer with Shawmut National Corporation/Connecticut National Bank.

ANNUAL ADVISORY FEE

     0.90 of 1% on average daily net assets.

ANNUAL SUB-ADVISORY FEE

     0.50 of 1% on the first $25 million; 0.45 of 1% on next $25 million; and
0.40 of 1% on average daily net assets over $50 million (payable from the 0.90% Annual Advisory Fee paid to the Adviser).

                        DISCIPLINED CAPITAL APPRECIATION FUND

INVESTMENT OBJECTIVE

     The Disciplined Capital Appreciation Fund seeks long-term growth of capital with controlled risk by investing in a diversified portfolio, concentrated in common stocks of companies with broad market capitalizations.

WHO SHOULD INVEST

     This Fund is intended for investors who seek long-term capital appreciation, can tolerate fluctuations in portfolio value, and have no need for current income from the Fund.

INVESTMENT POLICIES

     The Fund is managed using a systematic, computer driven model to objectively identify attractive stocks solely based on numerical measures of
growth and value.   Consistent and continuous application of this model ensures that stocks are evaluated solely on their relative values, not influenced by analyst biases. By analyzing a large universe of stocks daily, new investment opportunities can be discovered. This disciplined process of stock selection has built in portfolio risk controls that limit industry and individual stock concentration. The portfolio is diversified with approximately 100 stocks across many industries, normally with the majority of the issues in companies with market capitalizations between $1 and $10 billion at the time of purchase. Under normal conditions, the Fund expects to be fully invested in common stocks, thereby providing investors with broad-based equity exposure. The Fund has the flexibility, however, to invest in other market capitalizations and other types of securities, including the securities of foreign issuers traded on a U.S. national securities exchange or on the NASDAQ National Market System.

     The Fund also reserves the right to invest without limitation in preferred stocks and investment-grade debt instruments for temporary, defensive purposes.

INVESTMENT RISKS

     Investing in medium capitalization stocks may involve greater risk than investing in large capitalization stocks, because they can be subject to more abrupt or erratic movements. However, they tend to involve less risk than stocks of small capitalization companies.

     The value of the Fund's investments varies in response to many factors. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Investments in securities of foreign issuers may involve risks in addition to those of U.S. companies, including increased political and economic risk.

     As a mutual fund, the Fund seeks to spread investment risk by diversifying its holdings among many companies and industries. When you sell your shares of the

Fund, they may be worth more or less than what you paid for them.

PORTFOLIO TURNOVER

     In general, the greater the volume of buying and selling by a mutual fund, the greater the impact that brokerage commissions and other transaction costs will have on its return. A mutual fund with turnover expenses in excess of 100% engages in a high volume of buying and selling, and likely will pay more brokerage commissions and realize more taxable gains than a mutual fund with less turnover.

     High portfolio turnover rates may also result in the realization of substantial net short-term gains, and any distributions resulting from such gains will be ordinary income for federal income tax purposes.

     Because of the Fund's investment strategy, we anticipate that the portfolio turnover rate for the Fund may be over 100%.

SUB-ADVISER

     Vantage Global Advisors, Inc. ("Vantage") serves as the Sub-Adviser to the Fund. Under our direction and control, Vantage makes the day-to-day investment decisions for the Fund.

PORTFOLIO MANAGER

     T. Scott Wittman, CFA, and Enrique Chang manage the day-to-day Fund investments. Mr. Wittman has served as President and Chief Investment Officer of Vantage since February, 1991. Mr. Chang has served as Director of Research and Portfolio Management at Vantage since November of 1997. Prior to Joining Vantage, Mr. Chang worked for J&W Seligman from April 1997 to November 1997, and served as Director of Quantitative Analysis and Strategy with General Reinsurance Corporation from October 1993 to March 1997.

ANNUAL ADVISORY FEE

     0.90 of 1% on average daily net assets.

ANNUAL SUB-ADVISORY FEE

     0.50 of 1% on first $50 million; 0.45 of 1% on the next $50 million; and
0.40 of 1% on average daily net assets over $100 million (payable from the 0.90% Annual Advisory Fee paid to the Adviser).

                                  FEES AND EXPENSES

     THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY IF YOU BUY AND HOLD SHARES OF THE FUNDS.

SHAREHOLDER TRANSACTION EXPENSES
(FEES PAID DIRECTLY FROM YOUR INVESTMENT)

                                   Equity-Income  Large-Cap      Disciplined
                                   Fund           Growth Fund    Capital
                                                                 Appreciation
                                                                 Fund
Maximum Sales Charge (Load)
Imposed on Purchases (as a
percentage of offering price)(1)       4%              4%             4%

Maximum Sales Charge (Load)
Imposed on Reinvested Dividends       None           None           None

Redemption Fees(2)                    None           None           None

Exchange Fee(3)                       None           None           None

--------------------------------------------------------------------------------


ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT ARE DEDUCTED FROM
FUND ASSETS)

                                   Equity-Income  Large-Cap      Disciplined
                                   Fund           Growth Fund    Capital
                                                                 Appreciation
                                                                 Fund
Management Fees                      .80%             .90%           .90%

Distribution (12b-1) Fees            .25%             .25%           .25%

Other Expenses (4)                   2.32             2.32           2.32

Total Fund Operating Expenses        3.37             3.47           3.47

Expense Reimbursement(5)            (1.62)           (1.72)         (1.72)

Net Expenses                         1.75             1.75           1.75

-----------------------
(1) To determine if you qualify for a lower sales charge, see "How to Invest".

(2) The Funds charge $12.00 for each wire redemption

(3) The Funds charge $5.00 for each telephone exchange

(4) Other Expenses are based on estimated amounts for the current fiscal year.

(5) The Adviser commits to reimburse the Funds to the extent that Annual Total Fund Operating Expenses exceed 1.75%


EXPENSE EXAMPLE

     The following example shows you what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses:
$10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual return and expenses will be different, the example is for comparison only.

                              1 YEAR                   3 YEARS
Equity Income Fund             $726                      $1,395

Large-Cap Growth Fund          $736                      $1,422

Disciplined Capital            $736                      $1,422
Appreciation Fund

                                      MANAGEMENT

ADVISER

     Catholic Financial Services Corporation ("CFSC"), a Wisconsin corporation organized in 1994, is the investment adviser ("Adviser") and Distributor ("Distributor") for the Funds. As the Adviser, CFSC makes the investment decisions for the Funds. As the Distributor, CFSC sells the Funds' shares to investors.

     The majority of the outstanding stock of CFSC is held by Catholic Knights Financial Services, Inc., a wholly-owned subsidiary of Catholic Knights Insurance Society ("Catholic Knights"), which functions as an administrative holding company. Catholic Knights is a non-profit, non-stock membership organization, licensed to do business as a fraternal benefit insurance society. The remaining outstanding stock in CFSC is owned by Catholic Order of Foresters (a non-profit, non-stock Illinois fraternal benefit insurance society) and Catholic Knights of America (a non-profit, non-stock Missouri fraternal benefit insurance society), both of which are also formed to provide quality financial products and fraternal benefits to their members. All of the stock in CFSC is owned by these three fraternal benefit insurance societies, hereafter referred to as the Catholic Fraternal Alliance.

     The Catholic Fraternal Alliance provides ordinary and interest sensitive whole and universal life insurance, term insurance and a variety of fixed return annuity products to individual Catholics in more than 30 states. As a group, the Catholic Fraternal Alliance rank in the top 15% of life insurers in terms of life insurance in force and total assets. The Catholic Fraternal Alliance has more than 220,000 members who belong to one of more than 800 local lodges throughout the U.S. The Catholic Fraternal Alliance provides $7 million annually in charitable and benevolent funding and services to its members, their Catholic parishes and communities. The Catholic Fraternal Alliance has nearly $5 billion of life insurance in force and nearly $1 billion of total assets under management.

SUB-ADVISERS

     We have engaged Todd Investment Advisors, Inc., Peregrine Capital Management, Inc. and Vantage Global Advisors, Inc. to serve as Sub-Advisers to the Funds.

     Todd Investments Advisors, Inc., 101 South Fifth Street, Suite 3160, Louisville, KY 40202, serves as the Sub-Adviser for the Equity Income Fund. Todd is registered as an investment adviser under the securities laws and is a wholly-owned subsidiary of Stifel Financial Corporation of St. Louis, a brokerage and investment banking firm.

     Peregrine Capital Management, Inc., a wholly-owned subsidiary of Norwest Bank of Minnesota, N.A., serves as the Sub-Adviser for the Large-Cap Growth Fund. Peregrine is located at LaSalle Plaza, 800 LaSalle Avenue, Suite 1850, Minneapolis, Minnesota 54402-2018.

     Vantage Global Advisors, Inc., 630 Fifth Avenue, New York, NY 10111, serves as the Sub-Adviser to the Disciplined Capital Appreciation Fund. Vantage, which is registered as an investment adviser under the securities laws, is wholly-owned by Lincoln National

Corporation, located in Fort Wayne, Indiana.

ADVISORY AGREEMENTS

     Pursuant to the terms of the Advisory Agreements, and subject to the supervision of the Funds' Board of Directors, the Adviser and Sub-Advisers manage the investment and reinvestment of the Funds' assets, provide the Funds with personnel, facilities, and administrative services, and supervise the Funds' daily business affairs. We formulate and implement a continuous investment program for the Funds consistent with each Fund's investment objectives, policies and restrictions

     We provide office space as well as executive and other personnel to the Funds. In addition to investment advisory fees, each Fund incurs the following expenses: legal, auditing and accounting expenses; directors' fees and expenses; insurance premiums; brokers' commissions; taxes and governmental fees; expenses of issuing and redeeming shares; organizational expenses; expenses of registering or qualifying shares for sale; postage and printing for reports and notices to shareholders; fees and disbursements of the Custodian and Transfer Agent; certain expenses with respect to membership fees of industry associations; and any extraordinary expenses, such as litigation expenses.

     For providing the services listed above, the Adviser receives an annual advisory fee of 0.80 of 1% of daily net assets for the Equity Income Fund and
 .90 of 1% for the Large-Cap Growth and Disciplined Capital Appreciation Funds. Out of these fees, the Adviser pays the Sub-Advisory fees applicable to each Fund.

                                    HOW TO INVEST

BUYING SHARES IN THE FUNDS

     You can buy shares in the Funds through a licensed registered representative, by mail or wire transfer. You buy shares at net asset value ("NAV") plus a maximum sales charge of 4.00% of the public offering price ("POP") incurred at the time of purchase. We do not impose a sales charge when an investor redeems. We may reduce or waive sales charges on certain purchases. The chart below shows the sales charge percentage for shares at different dollar level purchases.

REDUCING YOUR SALES CHARGE

     We may reduce your sales charges on purchases of shares under certain circumstances, described below. If you are eligible for one of these reductions, you must tell us or your Registered Representative at the time you purchase shares or you may not receive the reduction. Directors and employees of the Funds and the Adviser and Sub-Advisers, as well as persons licensed to receive commissions for sales of the Funds may not pay a sales charge on their purchases or on purchases made by family members residing with them. We reserve the right to stop or change these reductions at any time.

50% REDUCTION: Non-profit organizations, charitable trusts, and endowments pay only 50% of the normal sales charge so long as there is a meaningful Catholic affiliation.

The reduction does not apply to retirement plan accounts.

RIGHT OF ACCUMULATION: You can combine all your share purchases across Funds and accounts, including the purchases of your immediate family, when computing your current sales charge for shares. Immediate family means your spouse and your children who are dependents for federal income tax purposes. Eligible shares for combination in computing the sales charge include those contained in individual, joint tenant, gift/transfer to minor, trust and IRA accounts. Employer-sponsored plans can link the shares in the plan for purposes of calculating a sales charge reduction. Shares in the Firstar Money Market Fund are not eligible shares for Right of Accumulation. Right of Accumulation includes the value of all shares at the public offering price.


--------------------------------------------------------------------------------
                                  REGULAR
                   REGULAR        SALES CHARGE                 50% SALES
 YOUR              SALES CHARGE   AS A % OF NET  50% SALES     CHARGE AS A %
 INVESTMENT        AS A % OF      AMOUNT         CHARGE AS A   OF NET AMOUNT
 ACCOUNT           POP*           INVESTED*      % OF POP*     INVESTED*
--------------------------------------------------------------------------------
 Less than             4.00%          4.17%          2.00%          2.04%
 $25,000
--------------------------------------------------------------------------------
 $25,000 but less      3.75%          3.90%          1.88%          1.91%
 than $50,000
--------------------------------------------------------------------------------

 $50,000
    but less than      3.00%          3.09%          1.50%          1.52%
 $100,000
--------------------------------------------------------------------------------
 $100,000
    but less than      2.00%          2.04%          1.00%          1.01%
 $250,000
--------------------------------------------------------------------------------
 $250,000
    but less than      1.00%          1.01%          0.50%          0.50%
 $500,000
--------------------------------------------------------------------------------
 $500,000 and up*      0.00%          0.00%          0.00%          0.00%
--------------------------------------------------------------------------------

 *REGISTERED REPRESENTATIVES MAY RECEIVE COMPENSATION NOT EXCEEDING 0.70% OF
 THE SALES CHARGE ON AMOUNTS PURCHASED AND MAY RECEIVE COMPENSATION NOT EXCEEDING 0.35% OF 1% OF AMOUNTS INVESTED AT $500,000 AND UP.
--------------------------------------------------------------------------------

LETTER OF INTENT

     If you expect to invest $25,000 or more during the next 13 months, you can reduce your sales charge by signing a Letter of Intent. A Letter of Intent permits you to pay the sales charge that would be applicable if you add up all shares of the Funds that you agree to buy within the 13-month period. You can include purchases in accounts you have linked for purposes of the Right of Accumulation, and you can back date a Letter of Intent to include purchases made in the last 90 days. However, we do not recalculate the sales charge on prior purchases.

     You do not have any obligation to buy additional shares. During the Letter of Intent period, we will escrow shares totaling 5% of the investment goal. If for some reason you do not fulfill the Letter of Intent within the 13-month period, we will sell escrowed shares to cover any additional sales charges due from you. You should sign only one Letter of Intent for all accounts combined under Right of Accumulation.

MINIMUM PURCHASE AMOUNT
PER ACCOUNT PER TRANSACTION

 MINIMUM
 PURCHASE AMOUNT
 PER ACCOUNT                                 INITIAL                 ADDITIONAL
 PER TRANSACTION                             PURCHASE                 PURCHASE
 ---------------                             --------                 --------
 Regular Account *                           $1,000                     $100
 IRA*                                        $250                        $50
 Automatic
 Investment Plan                             $250                        $50

--------------------------------------------------------------------------------
 * Indicates purchases made by check or wire.

 The Funds may waive the minimum investment amount needed to open or add to an account for certain employer-sponsored accounts.

OPENING A NEW ACCOUNT

     You can open a new account through a licensed Registered Representative, or directly by mail. A complete, signed application is required for new accounts. Also, you will need to fill out an application if after you open your account, you subsequently purchase shares of a Fund that was not selected in your initial application.

     Your CFSC Registered Representative is ready to help you open a new account. If you do not know the name of your Registered Representative, please call The Catholic Alliance Funds, Inc. at 800-_________.

     To open your account, just follow these steps:

     1. After reviewing this prospectus, complete a Catholic Alliance Funds application and New Account Form, which should be attached to the prospectus, for every different account registration. For example, you need separate applications for an individual account in the Equity Income Fund and an IRA invested in the Equity Income Fund. If you don't complete the application properly, your purchase may be delayed or rejected;

     2.   Make your check payable to the "CATHOLIC ALLIANCE FUNDS"; and

     3.   Mail your completed application and check to:

          REGULAR MAIL
          The Catholic Alliance Funds, Inc.
          P.O. Box _____
          Milwaukee, WI ______

          EXPRESS MAIL/PRIVATE DELIVERY

          The Catholic Alliance Funds, Inc.
          1100 W. Wells Street
          Milwaukee, WI 53233

ACCOUNTS FOR RETIREMENT SAVINGS

     Catholic Fraternal Alliance members, their enterprises and Catholic organizations may establish their own individual or business retirement plans. These accounts may offer you tax advantages. You should consult with your legal and/or tax adviser before you establish a retirement plan.

     A third-party maintenance fee may apply to some retirement accounts. Please review plan documents for more information.

     Your CFSC Registered Representative will provide you with all the materials, documents and forms you need, and will work with you in establishing your retirement plan from among these choices:

-    Traditional IRA (Individual retirement Account);
-    "rollover" IRA;
- Roth IRA (annual contributions are not tax deductible, but distributions may not be subject to income tax);
-    SEP-IRA (Simplified Employee Pension Plan);
-    SIMPLE-IRA (Savings Incentive Match Plan for Employees);
- Education IRA - (annual contributions are not tax deductible, but distributions may not be subject to income tax);
- 403(b)(7) retirement plan account (legal restrictions apply to your ability to withdraw funds from this account); and
-    qualified retirement plans.

BUYING ADDITIONAL SHARES FOR YOUR ACCOUNT

     After you have opened an account with The Catholic Alliance Funds, you can make additional investments of $100 or more to that account by mail, telephone or wire. Please put your name and your Catholic Alliance Mutual Funds Account number on the face of all investment checks and make sure your checks are payable to the "CATHOLIC ALLIANCE FUNDS." Some retirement accounts, such as the 403(b)(7) Retirement Plan, may allow you to make investments only by deferring part of your salary.

     BY MAIL.  Purchase orders should be sent to:

     REGULAR MAIL
     The Catholic Alliance Funds, Inc.
     C/o Firstar Mutual Fund Services, LLC
     P.O. Box 701
     Milwaukee, WI 53201-0701

     EXPRESS MAIL/PRIVATE DELIVERY
     The Catholic Alliance Fund, Inc.
     c/o Firstar Mutual Fund Services, LLC
     Third Floor
     615 East Michigan Street
     Milwaukee, WI 53202

     BY TELEPHONE: Before you can buy additional shares by telephone, you must have selected the Request for Telephone Purchase option on the application.
Once you have selected this option, you can call Firstar Mutual Fund Services at 1-800 _______ and have money withdrawn from your bank checking or savings account to make your investment. You pay the next price computed after the Funds have received your investment from your bank.

     BY WIRE. If your bank is a member of or has a corresponding relationship with a member of the Federal Reserve System, you can buy shares of the Funds by wire transfer by following these steps:

1. Call Firstar Mutual Fund Services at 1-800-__________ and provide the following information:

-    your account registration;

-    the name of the Fund(s) in which you want to invest;

-    your address;

-    your Social Security or tax identification number;

-    the dollar amount;

-    the name of the wiring bank; and

- the name and the telephone number of the person at your bank who the Funds can contact about your purchase.

     Firstar must receive your wire order before the closing of the NYSE (normally 3:00 p.m. Central Time) in order for you to receive that day's price.

2.   Instruct your bank to use the following instructions when wiring funds:

     WIRE TO:  FIRSTAR BANK MILWAUKEE, N.A.
     CREDIT:   FIRSTAR MUTUAL FUND SERVICES, LLC
               ACCOUNT 112-952-137

     FURTHER
     CREDIT:   (NAME OF FUND)
               (SHAREHOLDER ACCOUNT NUMBER)
               (SHAREHOLDER REGISTRATION)

     Please call (800) ________________ prior to sending the wire in order to obtain a confirmation number and to ensure prompt and accurate handling of funds.

     We are not responsible for the consequences of delays resulting from the banking or Federal Reserve Wire system, or from incomplete wiring instructions.

ACCOUNT REGISTRATION

     How you register your account with the Funds can affect your legal interests as well as the rights and interests of your family and beneficiaries. You should always consult with your legal and/or tax adviser to determine the account registration that best meets your needs. You must clearly identify the type of account you want on your Catholic Alliance Mutual Funds application. Some account registrations may require additional documents.

AUTOMATIC INVESTMENT PLANS

     To make regular investing more convenient, you can open an automatic investment plan with no initial investment and a minimum of $50 per account per transaction after you start your plan. Using the Catholic Alliance Mutual Funds Automatic Investment Plans, you may implement a strategy called dollar cost averaging. Dollar cost averaging involves investing a fixed amount of money at regular intervals. When you "dollar cost average," you purchase more shares when the price is low and fewer shares when the price is high. Dollar cost averaging does not ensure a profit or protect against a loss during declining markets. Because such a program involves continuous investment regardless of changing share prices, you should consider your ability to continue the program through times when the share prices are low. Your CFSC Registered Representative is ready to help you set up one of the following plans.

THE BANK DRAFT PLAN allows you to make regular investments in the Funds directly from your checking or savings account. The following rules and/or guidelines apply:

     - You can select up to four transaction dates per month (at least seven days apart). If you don't select the date(s), the money will automatically be withdrawn from your bank account on the 5th of the month;

     - To start the plan or change your bank account, you must notify Firstar Mutual Fund Services, LLC in writing at least 13 business days prior to the transaction date. All bank account owners must sign the bank draft plan card;

     - To stop or change the amount of your plan, you must notify Firstar Mutual Fund Services, LLC in writing or via telephone at 1(800)________ at least five business days prior to the transaction date; and

     - Make sure you have enough money in your bank account to make the investment so you can avoid paying any possible fees from your bank or our Transfer Agent.

THE PAYROLL DEDUCTION SAVINGS AND INVESTMENT PLAN allows employees of participating companies to invest in the Funds through direct deduction from their paychecks or commission checks.

     All payroll deductions for retirement plan accounts will be considered current year contributions unless we are notified in writing.

PURCHASES

     Your purchase must be in U.S. dollars and your check must be drawn on a U.S. bank. We do not accept cash, traveler's checks or third party checks. If your check does not clear, we will cancel your purchase and hold you liable for any losses and any applicable fees, currently $20. When you buy shares by any type of check, electronic funds transfer or automatic investment purchase, you may not be able to redeem the shares you purchased for 12 days or until your check has cleared, whichever is later. This does not limit your right to redeem shares. Rather, it operates to make sure that payment for the shares redeemed has been received by the Transfer Agent.

                                 SELLING YOUR SHARES

IN GENERAL

     You can sell your shares on any business day. When you sell your shares you receive the net asset value per share. If we receive your request in good order before the close of the New York Stock Exchange ("NYSE") (normally 3:00 p.m. Central Time) you will receive that day's price. If we receive your redemption request in good order after the close of the NYSE, or on a holiday, weekend or a day the NYSE is closed, we will process your transaction at the closing price on the next business day. You can sell shares by mail, telephone or wire.

YOU MUST HAVE YOUR SIGNATURE GUARANTEED FOR WRITTEN SELL ORDERS IF:

     1.   You want to sell shares with a value of more than $25,000;

     2. You want the proceeds sent to an address other than the one listed for your account;

     3.   You want the check payable to someone other than the account owner(s);
or

     You can usually obtain a signature guarantee at commercial banks, trust companies or broker-dealers. A SIGNATURE GUARANTEE IS NOT THE SAME THING AS A NOTARIZED SIGNATURE. Accounts held by a corporation, trust, estate, custodianship, guardianship, partnership or pension and profit sharing plan may require more documentation.

SYSTEMATIC WITHDRAWAL PLAN

     You can have money automatically withdrawn from your account(s) on a regular basis by using our systematic withdrawal plan. The plan allows you to receive funds or pay a bill at regular intervals. The following rules and/or guidelines apply:

     -    You need a minimum of $10,000 in your account to start the plan;

     -    You must withdraw a minimum of $100 monthly;

     - You can select the date(s) on which the money is withdrawn. If you don't select the date(s), we will withdraw the money automatically from your account on the 15th of the month;

     - To start the plan or change the payee(s), you must notify us in writing at least 13 business days prior to the first withdrawal and you must have all account owner(s) sign the appropriate form;

     - To stop or change your plan, you must notify us at least five business days prior to the next withdrawal; and

     - Because of sales charges, you must consider carefully the costs of frequent investments in and withdrawals from your account.


CLOSING SMALL ACCOUNTS

     All Catholic Alliance Funds account owners share the high cost of maintaining accounts with low balances. To reduce this cost, we reserve the right, subject to legal restrictions, if any, to close an account when, due to a redemption, its value is less than $1,000. This does not apply to retirement plan accounts. We will notify you in writing before closing any account, and you will have 30 days to add money to bring the balance up to $1,000.

REINSTATEMENT PRIVILEGE

     You have 30 days after you sell shares to reinvest the dollar amount you redeemed without having to pay another sales charge. You will pay the net asset value per share on the day when you've made your reinstatement and not on the day when you sold your investment. The following rules apply:

     You may use this privilege only once per account;

     You must send a written request and a check for the amount you wish to reinvest to the Fund's transfer agent;

     The dollar amount you reinvest cannot exceed the dollar amount you sold;
     and

     The sale of your shares may be a taxable event despite the reinstatement.

EXCHANGE PRIVILEGE

     FUND TO FUND EXCHANGE. You may exchange shares in one Catholic Alliance Fund for shares in another Catholic Alliance Fund either by telephone or in writing without paying any additional sales charge. However, a $5 service fee will be charged for each telephone exchange request (no charge is imposed for written exchange requests). The following rules and/or guidelines apply:

     - Minimum investment rules may apply when you open a new account by exchanging shares, and you may have to submit a new application (i.e., you must exchange at least $1,000 worth of shares to another Fund and fill out a new account form, if you have not previously opened an account in the fund into which shares will be exchanged);

     - You may only exchange into Funds that are legally available for sale in your state;

     -    You may have a taxable gain or loss as a result of an exchange;

     - We reserve the right to modify or terminate the exchange privilege upon

          60 days' written notice to each shareholder prior to the modification or termination taking effect.

     MONEY MARKET EXCHANGE. Shareholders may exchange all or a portion of their shares in the Funds for shares of the Firstar Money Market Fund at their relative net asset values and may also exchange back into a Catholic Alliance fund without the imposition of any charges or fees. (However, if you purchase shares of the Money Market Fund directly and then exchange into the Funds, you will be subject to a sales charge.) Exchanges into the Firstar Money Market Fund are subject to the minimum purchase and redemption amounts set forth in the prospectus for the Firstar Money Market Fund. The Fund is a no-load money market fund managed by an affiliate of Firstar. The Firstar Money Market Fund is unrelated to the Catholic Fraternal Alliance or any of the Funds. No charge to shareholders is imposed for this exchange; however, the Distributor may be compensated by the Firstar Money Market Fund for certain distribution and support services provided in connection with exchanges made by shareholders of the Funds. Also, Firstar will charge a $5.00 fee for each exchange transaction that is executed by telephone. Before exchanging into the Firstar Money Market Fund, please read the applicable prospectus, which may be obtained by calling
_______________.

TAX CONSIDERATIONS

     Federal law requires us to withhold 31% of a shareholder's reportable payments (which include dividends, capital gain distributions and redemption proceeds) for those who have not properly certified that the Social Security or other taxpayer identification number they provided is correct and that he or she is not subject to backup withholding. We do not provide information on state and local tax consequences of owning shares in the Funds.

REINVESTMENT OF FUND DISTRIBUTIONS

     Unless you request otherwise, we will reinvest all of your income dividends and/or capital gains distributions into the Funds at net asset value and pay no sales charges. You also can have your distributions paid in cash. When you receive a distribution you may have to pay taxes whether or not you reinvested them or had them paid out to you in cash. If you have requested cash distributions and we cannot locate you, we will reinvest your dividends.

DISTRIBUTION FEES

     In addition to the sales charge deducted at the time of purchase, we have adopted a plan under rule 12b-1 of the Investment Company Act of 1940 that allows each Fund to pay distribution fees for the sale and distribution of its shares and continuing services to shareholder accounts. Each Fund pays 0.25 of 1% of its average daily net assets.

     Because these fees are paid on each Fund's net assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

                               SHAREHOLDER INFORMATION

SHARE PRICE CALCULATION

     The price at which you purchase and redeem Fund shares is equal to the net asset value (NAV) per share determined on the effective date of the purchase or redemption. Each Fund's NAV per share is calculated at the close of the regular trading session of the NYSE, which is usually 3:00 p.m. Central Time.

                                         NAV
                                       EQUALS
                                     TOTAL ASSETS
                                        MINUS
                                     LIABILITIES
                                      DIVIDED BY
                               # OF SHARES OUTSTANDING

DIVIDENDS, CAPITAL GAINS AND TAXES

     The Funds will distribute any net investment income and any net realized long or short-term capital gains at least annually. Each Fund may also pay a special distribution at the end of the calendar year to comply with federal tax requirements. DIVIDENDS and DISTRIBUTIONS may be reinvested automatically in shares of the Funds at net asset value without a sales charge or taken in cash.

     If your account is a taxable account, you will pay tax on dividends and distributions from the Funds whether you receive them in cash or additional shares.

     If you redeem a Fund's shares or exchange them for shares of another Fund, any gain on the transaction may be subject to tax.

     Each Fund intends to make distributions that will either be taxed as ordinary income or capital gains. Capital gains distributions may be taxable at different rates depending on the length of time the Fund has held the assets sold.

     By law, we must withhold 31% of your distributions and proceeds if you have not provided a taxpayer identification number or social security number.

     This section summarizes some of the consequences under current federal tax law of an investment in the Funds. It is not a substitute for personal tax advice. Consult your personal tax advisor about the potential tax consequences of an investment in the Funds under all applicable tax laws.

YEAR 2000

     Like other organizations around the world, the Funds could be adversely affected if the computer systems used by them, their service providers, or companies in which they invest do not properly process and calculate information that relates to dates beginning January 1, 2000 and beyond. This situation may occur because for many years computer programmers used only two digits to describe years, such as 98 for 1998. A program written in this manner may not work when it encounters the year 00.

     While 2000-related computer problems could have a negative effect on the Funds, we are working to avoid such problems and to obtain assurances from service providers that they are taking similar steps.

                                 FOR MORE INFORMATION

     If you would like more information about the Funds, you may call Firstar Mutual Fund Services at 1-800-________ to request a free copy of the Funds' Statement of Additional Information (SAI), Annual or Semiannual Reports, or to ask other questions about the Funds. The SAI has been filed with the Securities and Exchange Commission SEC and is legally a part of the Prospectus.

     To view these documents, along with other related documents, you can visit the SEC's Internet web site (http://www.sec.gov) or the Commission's Public Reference Room in Washington, D.C. Information on the operation of the public reference room can be obtained by calling 1-800-SEC-0330. Additionally, copies of this information can be obtained, for a duplicating fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-6009.

                        Investment Company File No. __________

                         STATEMENT OF ADDITIONAL INFORMATION
                              __________________ , 1999


                          THE CATHOLIC ALLIANCE FUNDS, INC.
                                 1100 W. Wells Street
                                 Milwaukee, WI 53233
                                  (800) ____________

                                  EQUITY INCOME FUND
                                LARGE-CAP GROWTH FUND
                        DISCIPLINED CAPITAL APPRECIATION FUND



Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Statement of Additional Information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     This Statement of Additional Information is not a Prospectus, but contains additional information which should be read in conjunction with The Catholic Alliance Mutual Funds Inc. Prospectus dated ____________ __, 1999. A Prospectus may be obtained at no charge by writing to the Funds' Transfer Agent, Firstar Mutual Fund Services, LLC, at 615 East Michigan Street, Milwaukee, Wisconsin 53202 or by calling the Transfer Agent at (800) ______________.

     In this Statement of Additional Information, The Catholic Alliance Funds, Inc. may be referred to as CAF, and the Equity Income Fund, Large-Cap Growth Fund and the Disciplined Capital Appreciation Fund may be referred to collectively as the "Funds" or individually as a "Fund." Terms not otherwise defined have the same meaning as in the Prospectus.


                                  TABLE OF CONTENTS

                                                                            PAGE
FUND HISTORY                                                                  1
INVESTMENT TECHNIQUES AND STRATEGIES                                          1
INVESTMENT RESTRICTIONS                                                       2
MANAGEMENT                                                                    4
CONTROL PERSONS                                                               6
THE INVESTMENT ADVISER                                                        6
PERFORMANCE INFORMATION                                                       7
DETERMINATION OF NET ASSET VALUE PER SHARE                                    9
DISTRIBUTION OF SHARES                                                        9
DISTRIBUTION PLAN                                                            10
LETTERS OF INTENT                                                            10
REGULATED INVESTMENT COMPANY STATUS                                          11
DESCRIPTION OF SHARES                                                        12
PORTFOLIO TRANSACTIONS AND BROKERAGE                                         13
PAYMENTS "IN KIND"                                                           14
ADMINISTRATIVE, CUSTODIAN AND TRANSFER AGENT SERVICES                        14
COUNSEL AND INDEPENDENT PUBLIC ACCOUNTANTS                                   15

FUND HISTORY

     The CAF family of funds consists of three separate series of CAF, a Maryland corporation registered as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). CAF was organized by Catholic Financial Services Corporation (CFSC) in 1998. All of the stock of CFSC, a Wisconsin corporation, is owned by a consortium of Catholic fraternal benefits insurance societies (the "Catholic Fraternal Alliance"). The majority of the stock of CFSC is held by Catholic Knights Financial Services, Inc., a wholly-owned subsidiary of Catholic Knights Insurance Society, which functions as an administrative holding company. Further information regarding the Catholic Fraternal Alliance is contained in the Prospectus under "Management."

INVESTMENT TECHNIQUES AND STRATEGIES

     The investment objective and policies of the Funds are described in the
Prospectus.   Set forth below is supplemental information about those policies and the types of securities in which the Funds may invest, as well as the strategies the Funds may use to try to achieve their objectives.

FOREIGN SECURITIES

     As noted in the Prospectus, the Funds may invest in the equity and debt securities of foreign issuers that are listed on a U.S. securities exchange or traded in the U.S. over-the-counter markets. Foreign securities are subject however, to additional risks not associated with domestic securities, as discussed below. These additional risks may be more pronounced as to investments in securities issued by companies located in emerging market countries.

     Investing in foreign securities offer potential benefits not available from investing solely in securities of domestic issuers, including the opportunity to invest in foreign issuers that appear to offer growth potential, or in foreign countries with economic policies or business cycles different from those of the U.S.

     RISKS OF FOREIGN INVESTING. Investing in foreign securities involves special additional risks and considerations not typically associated with investing in securities of U.S. companies. These include: fluctuation in value of foreign portfolio investments due to changes in currency rates and control regulations (e.g.,currency blockage); lack of public information about foreign issuers; lack of uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic issuers and greater difficulties in commencing lawsuits against foreign issuers.

REPURCHASE AGREEMENTS

      Each Fund may acquire securities subject to repurchase agreements for liquidity purposes to meet anticipated redemptions, or pending the investment of the proceeds from sales of Fund shares, or pending the settlement of purchases of portfolio securities. In a repurchase transaction, a Fund acquires a security from, and simultaneously resells it to, an approved vendor. An "approved vendor" is a U.S. commercial bank or the U.S. branch of a foreign bank or a broker-dealer which has been designated a primary dealer in government securities which must meet credit requirements set by the Board of Directors from time to time. The repurchase price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. The majority of these transactions run from day to day, and delivery pursuant to the resale typically will occur within one to five days of the purchase. Repurchase agreements are considered "loans" under the 1940 Act, collateralized by the underlying security. The Funds' repurchase agreements require that at all times while the repurchase agreement is in effect, the value of the collateral must equal or exceed the repurchase price to fully collateralize the repayment obligation.
Additionally, the Adviser will impose creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

INVESTMENT RESTRICTIONS

     The following are fundamental policies for each Fund, and together with each Fund's investment objective described in the Prospectus, cannot be changed without the vote of a "majority"of the outstanding voting securities of that Fund. Such a "majority" vote is defined in the 1940 Act as the vote of the holders of the lesser of: (i) 67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present, or (ii) more than 50% of the outstanding shares. For any Fund, we may not:

     (1) invest more than 5% of its net assets, taken at value at the time of each investment, in the securities (including repurchase agreements) of any one issuer (for this purpose, the issuer(s) of a debt security being deemed to be only the entity or entities whose assets or revenues are subject to the principal and interest obligations of the security), except that up to 25% of a Fund's net assets may be invested without regard to this limitation and provided that such restrictions shall not apply to obligations issued or guaranteed by the U.S. government or any agency or instrumentality thereof;

     (2) purchase securities on margin, except for use of short-term credit necessary for clearance of purchases and sales of portfolio securities;

     (3) make short sales of securities or maintain a short position, or write, purchase, or sell puts, calls, straddles, spreads, or combinations thereof, except for short sales against the box;

     (4) make loans to other persons, except that we reserve freedom of action, consistent with a Fund's other investment policies and restrictions and as described in the prospectus and this statement of additional information, to: (a) invest in debt obligations, including those that are either publicly offered or of a type customarily purchased by institutional investors, even though the purchase of such debt obligations may be deemed the making of loans; and (b) enter into repurchase agreements;

     (5) issue senior securities or borrow, except that we may borrow for a Fund in amounts not in excess of 10% of its net assets, taken at current value, and then only from banks as a temporary measure for extraordinary or emergency purposes (we will not borrow money for the Funds to increase income, but only to meet redemption requests that otherwise might require untimely dispositions of portfolio securities; interest paid on any such borrowing will reduce a Fund's net income);

     (6) mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by a Fund, except as may be necessary in connection with and subject to the limits in restriction (5);

     (7) underwrite any issue of securities, except to the extent that we purchase securities directly from an issuer thereof in accord with a Fund's investment objectives and policies may be deemed to be underwriting or to the extent that in connection with the disposition of portfolio securities we may be deemed an underwriter for the Fund under federal securities laws;

     (8)  purchase or sell commodities or commodity contracts;

     (9) invest more than 25% of a Fund's net assets, taken at current value at the time of each investment, in securities of non-governmental issuers whose principal business activities are in the same industry in any single industry or issuer (except the U.S. government or any agency or instrumentality thereof);

     (10) invest in oil, gas or mineral related programs or leases except as may be included in the definition of public utilities, although we may invest in securities of enterprises engaged in oil, gas or mineral exploration for a Fund;

     (11) invest in repurchase agreements maturing in more than seven days or in other securities with legal or contractual restrictions on resale if, as a result thereof, more than 10% of a Fund's net assets (taken at current value at the time of such investment) would be invested in such securities;

     (12) purchase more than 10% of the outstanding voting securities of an issuer or invest for the purpose of exercising control or management.

NON-FUNDAMENTAL INVESTMENT RESTRICTIONS

     The following operating policies of the Funds are not fundamental policies and, as such, may be changed by a majority vote of the Board of Directors without shareholder approval. These additional restrictions provide that for any Fund, we may not:

     (1) purchase or sell real estate, or real estate limited partnership interests provided that we may invest in securities for a Fund secured by real estate or interests therein or issued by companies that invest in real estate or interests therein;

     (2) invest in any security if as a result a Fund would have more than 5% of its net assets invested in securities of companies which, together with any predecessors, have been in continuous operation for less than three years; or

     (3) purchase securities or other investment companies, if the purchase would cause more than 10% of the value of a Fund's net assets to be invested in investment company securities provided that' (a) no investment will be made in the securities of any one investment company if immediately after such investment more than 3% of the outstanding voting securities of such company would be owned by a Fund or more than 5% of the value of a Fund's net assets would be invested in such company; and (b) no restrictions shall apply to a purchase of investment company securities in connection with a merger, consolidation acquisition or reorganization.

MANAGEMENT

     The Fund Directors and Officers and their principal occupations and business affiliations during the past five years are listed below.

                                                      PRINCIPAL OCCUPATION
 NAME, AGE AND ADDRESS      POSITION WITH CAF         DURING PAST FIVE YEARS

 Daniel J. Steininger*      Chairman of the Board of  President of Catholic
 1100 West Wells Street     Directors                 Knights Insurance Society
 Milwaukee, WI  53233
 D.O.B.  5/1/45

 Allan G. Lorge*            President, Chief          Secretary/Treasurer of
 1100 W. Wells St.          Executive Officer         Catholic Knights
 Milwaukee, WI  53233                                 Insurance Society
 D.O.B. 12/9/49

 Theodore F. Zimmer*        Director                  General Counsel,
 1100 W. Wells St.                                    Catholic Knights
 Milwaukee, WI 53233                                  Insurance Society since
 D.O.B.                                               Sept. 1997; Partner of
                                                      Miller, Simon, McGinn and
                                                      Clark (law firm) from
                                                      Oct. 1996 to Sept. 1997;
                                                      and prior to Oct. 1996,
                                                      Partner at Quarles &
                                                      Brady LLP

 James M. Borden            Director                  Chief Executive Officer
 P.O. Box 591                                         of HUFCOR (1978-present)
 Janesville, WI  53547
 D.O.B. 12/21/36

 Daniel R. Doucette         Director                  President and Chief
 North Sunnyslope Road                                Executive Officer
 Brookfield, WI  53005                                Milwaukee Mutual
 D.O.B. 9/03/49                                       Insurance Co. since 1991

 Thomas J. Munninghoff      Director                  President,  Munninghoff,
 430 Reading Road                                     Lang and Co. (accounting
 Cincinnati, OH  45202                                firm) since 1983
 D.O.B. 8/27/47

 Conrad L. Sobczak          Director                  Retired, formerly
 6015 Washington Boulevard                            President and CEO, Family
 Wauwatosa, WI  53213                                 Health Systems, Inc. from
 D.O.B. 10/20/38                                      1987-1998

 David L. Vollmar           Director                  Retired, formerly
 1700 Arrowhead Court                                 Partner, Arthur Andersen
 Elm Grove, WI  53122                                 LLP from 1951-1988
 D.O.B. 12/15/33

--------------------------------

*Directors who are "Interested Persons" (as defined in the 1940 Act).

     Each of the Funds pays an equal portion of the fees and expenses of the five Directors who are officers, director of employees or affiliated persons of the Adviser. Such fees consist of an annual retainer in the amount of $500 and $250 per Board meeting attended. The estimated annual compensation to be paid by CAF to each of the Directors is set forth in the table below:

                                                            TOTAL
                         AGGREGATE      RETIREMENT          COMPENSATION
                         COMPENSATION   BENEFITS            FROM FUNDS
                         FROM                               AND FUND
NAME AND POSITION        THE FUNDS                          COMPLEX
WITH CAF
James M. Borden          $1,500              $0             $1,500
   Director

Daniel R. Doucette       $1,500              $0             $1,500
   Director

Thomas J. Munninghoff    $1,500              $0             $1,500
   Director

Conrad L. Sobczak        $1,500              $0             $1,500
   Director

David L. Vollmar         $1,500              $0             $1,500
   Director

-----------------------

CONTROL PERSONS

     As of the date of this Statement of Additional information, the Adviser was the sole initial shareholder of the Funds' shares.

THE INVESTMENT ADVISER

     Each Fund is managed by CFSC pursuant to an Investment Advisory Agreement. The Agreement was approved by the Board of Directors, including a majority of the Directors who are not Interested Persons of the Funds or of CFSC on _______, 1999.

     Basic information as to the Adviser and the Investment Advisory Agreement is set forth in the Prospectus under "Management".

     Todd Investment Advisors, Inc., Peregrine Capital Management, Inc. and Vantage Global Advisors, Inc. have been engaged to serve as Sub-Advisers to the Equity Income Fund, Large-Cap Growth Fund and Disciplined Capital Appreciation Fund, respectively.

     The Sub-Advisory Agreements require the Sub-Advisers, at their expense, to provide the Funds with adequate office space, facilities and equipment, and to provide and supervise the activities of all administrative and clerical personnel required to provide effective corporate administration for the Funds, including the compilation and maintenance of records with respect to its operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of the Funds.

     Expenses not expressly assumed by the Adviser under the Investment Advisory Agreement, the Sub-Advisers under the Sub-Advisory Agreements, or by the Distributor under the Distribution Agreement are paid by the Funds.

     The Sub-Advisory Agreements provide that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties, or reckless disregard for obligations and duties under the Sub-Advisory Agreement, the Sub-Adviser is not liable for any loss resulting from a good faith error or omission on its part with respect to any of its duties thereunder.

PERFORMANCE INFORMATION

     From time to time the Funds may advertise their "yield" and "total return". "Yield" is based on historical earnings and total return is based on historical distributions; neither is intended to indicate future performance. The "yield" of a Fund refers to the income generated by an investment in that Fund over a one-month period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during the month is assumed to be generated each month over a twelve-month period and is shown as a percentage of the investment. "Total return" of the Funds refers to the annual average return for 1, 5, and 10-year periods (or the portion thereof during which a Fund has been in existence). Total return is the change in redemption value of shares purchased with an initial $1,000 investment, assuming the reinvestment of dividends and capital gain distributions and the redemption of the shares at the end of the period.

     Performance information should be considered in light of the particular Fund's investment objectives and policies, characteristics and quality of its portfolio securities, and the market conditions during the applicable period, and should not be considered as a representation of what may be achieved in the future. Investors should consider these factors and possible differences in the methods used in calculating performance information when comparing a Fund's performance to performance figures published for other investment vehicles.

     Average annual total return is computed by finding the average annual compounded rates of return over the 1, 5, and 10-year periods (or the portion thereof during which a Fund has been in existence) ended on the date of the respective Fund's balance sheet that would equate the initial amount invested to the ending redeemable value, according to the following formula:
Where:   P =   a hypothetical initial payment of $1,000;

         T =   average annual total return;

         n =   number of years (1, 5 or 10); and

         ERV = ending redeemable value of a hypothetical $1,000 payment, made at the beginning of the 1, 5 or 10 year periods, at the end of the 1, 5, or 10 year periods (or fractional portion thereof).

     Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover 1, 5, and 10 year periods or a shorter period dating from the effectiveness of the Registration Statement of the Funds. In calculating the ending redeemable value, all dividends and distributions by a Fund are assumed to have been reinvested at net asset value as described in the Prospectus on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value.

     In addition to the total return quotations discussed above, a Fund may advertise its yield based on a 30-day (or one month) period ended on the date of the Fund's most recent balance sheet, computed by dividing the net investment income per share of a Fund earned during the period by the maximum offering price per Fund share on the last day of the period, according to the following formula:

                     a  b    6
         YIELD   2[(------ 1)  1]
                      cd

Where:   a =   dividends and interest earned during the period;

        b =    expenses accrued for the period (net of reimbursements);

        c = the average daily number of shares outstanding during the period that were entitled to receive dividends; and
        d = the maximum offering price per share on the last day of the period.

     Under this formula, interest earned on debt obligations for purposes of "a" above, is calculated by (i) computing the yield to maturity of each obligation held by a Fund based on the market value of the obligation at the close of business on the last day of each month, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest),
(ii) dividing that figure by 360 and multiplying the quotient by the market value of the obligation (including actual accrued interest as referred to above) to determine the interest income on the obligation that is in the Fund's portfolio (assuming a month of 30 days), and (iii) computing the total of the interest earned on all debt obligations and all dividends accrued on all equity securities during the thirty-day or one month period. In computing dividends accrued, dividend income is recognized by accruing 1/360 of the stated dividend rate of a security each day that the security is in the Fund's portfolio. Undeclared earned income, computed in accordance with generally accepted accounting principles, may be subtracted from the maximum offering price calculation required pursuant to "d" above.

     Each Fund may, from time to time, compare its performance to other mutual funds with similar investment objectives and to the industry as a whole, as quoted by ranking services and publications, such as Lipper Analytical Services, Inc., Morningstar, Inc., FORBES, FORTUNE, MONEY, BUSINESS WEEK, VALUE LINE, INC. and THE WALL STREET JOURNAL. These rating services and magazines rank the performance of the Funds against all funds over specified periods and in specified categories.

DETERMINATION OF NET ASSET VALUE PER SHARE

     Each Fund's shares are sold at their next determined net asset value per share. Each Fund determines the net asset value per share by subtracting the Fund's liabilities (including accrued expenses and dividends payable) from the Fund's total assets (the value of the securities a Fund holds plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of shares outstanding.

     The next determined net asset value per share will be calculated as of the close of regular trading on the New York Stock Exchange at least once every weekday, Monday through Friday, except on (i) customary national business holidays which result in the closing of the New York Stock Exchange which are New Year's Day, Martin Luther King, Jr., Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas;
(ii) days when no security is tendered for redemption and no customer order is received; or (iii) days when changes in the value of the investment company's portfolio securities do not affect the current net asset value of the Fund's redeemable securities. Portfolio securities which are traded on stock exchanges are valued at the last sale price as of the close of business on the day the securities are being valued, or, lacking any sales, at the latest bid price. Each over-the-counter security for which the last sale price on the day of valuation is available from NASDAQ and falls within the range of the latest bid and asked quotations is valued at that price.

All other securities traded in the over-the-counter market are valued at the most recent bid prices as obtained from one or more dealers that make markets in the securities. Portfolio securities which are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market.

     Securities and other assets for which quotations are not readily available will be valued at their fair market value as determined by the Board of Directors.

DISTRIBUTION OF SHARES

     CFSC, each Fund's investment Adviser, also acts as Distributor of the shares of each Fund. CFSC has agreed to use its "best-efforts" to distribute each Fund's shares, but has not committed to purchase or sell any specific number of shares. The Distribution Agreement for the Funds is renewable annually by the vote of the directors at a meeting called for such purpose and may be terminated upon 30 days' written notice by either party. Under the Agreement, CFSC will pay for the costs and expenses of preparing, printing and distributing materials not prepared by the Funds and used by CFSC in connection with its offering of shares for sale to the public, including the additional costs of printing copies of the prospectus and of annual and interim reports to shareholders other than copies required for distribution to shareholders or for filing under the federal securities laws, and any expenses of advertising incurred by CFSC in connection with the offering of the shares.

DISTRIBUTION PLAN

     Each Fund has adopted a distribution plan (the "Distribution Plan") pursuant to Rule 12b-1 of the Investment Company Act. Under each Plan, the Adviser provides the Directors after the end of each quarter a written report setting forth all amounts expended under the Plan, including all amounts paid to dealers as distribution or service fees. In approving the Plan in accordance with the requirements of Rule 12b-1, the Directors considered various factors, including the amount of the distribution fee. The Directors determined that there is a reasonable likelihood that the Plan of each respective Fund will benefit the Fund and the shareholders of the Fund.

     Each Plan may be terminated by vote of a majority of the Directors who are not interested persons, or by vote of the majority of the outstanding voting securities of the Fund. Any change in the Plan that would materially increase the distribution cost to the Fund requires shareholder approval; otherwise, it may be amended by the Directors, including a majority of the Directors who are not interested persons, by vote cast in person at a meeting called for the purpose of voting upon such amendment. So long as a Distribution Plan is in effect, the selection or nomination of the Directors who are not interested persons is committed to the discretion of such Directors.

     The Distribution Plan of a Fund may be terminated by the Directors at any time on 60 days written notice without payment of any penalty by the Adviser, by vote of a majority of the outstanding voting securities of the Fund, or by vote of a majority of the Directors who are not interested persons.

     Each Distribution Plan will continue in effect for successive one-year periods, if not sooner terminated in accordance with its terms, provided that each such continuance is specifically approved by the vote of the Directors, including a majority of the Directors who are not interested persons.

LETTERS OF INTENT

     A Letter of Intent (referred to as a "Letter") is an investor's statement in writing to the Distributor of the intention to purchase shares of the Funds during a 13-month period (the "Letter of Intent period"),which may, at the investor's request, include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases of shares which, when added to the investor's holdings of shares of those funds, will equal or exceed the amount specified in the Letter. Purchases made by reinvestment of dividends or distributions of capital gains and purchases made at net asset value without sales charge do not count toward satisfying the amount of the Letter. A Letter enables an investor to count the shares purchased under the Letter to obtain the reduced sales charge rate on purchases of shares of the Funds that apply under the Right of Accumulation to current purchases of shares. Each purchase under the Letter will be made at the public offering price applicable to a single lump-sum purchase of shares in the intended purchase amount.

     In submitting a Letter, the investor makes no commitment to purchase shares, but if the investor's purchases of shares within the Letter of Intent period, when added to the value (at offering price) of the investor's holdings of shares on the last day of that period, do not equal or exceed the intended purchase amount, the investor will pay the additional amount of sales charge applicable to such purchases. Shares equal in value to 5% of the intended purchase amount will be held in escrow by the Transfer Agent.

REGULATED INVESTMENT COMPANY STATUS

     As a regulated investment company (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), a Fund would not be subject to Federal income taxes on the net investment income and capital gains that the Fund distributes to the Fund's shareholders. The distribution of net investment income and capital gains will be taxable to Fund shareholders regardless of whether the shareholder elects to receive these distributions in cash or in additional shares. Distributions reported to Fund shareholders as capital gains from property held for more than 1 year, shall be taxable as such, regardless of how long the shareholder has owned the shares. Fund shareholders will be notified annually by the Fund as to the Federal tax status of all distributions made by the Fund. Distributions may be subject to state and local taxes. To qualify as a RIC, the Code requires that at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund's total assets be invested in cash, U.S. Government Securities, the securities of other regulated investment companies, and other securities, with such securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of Fund's total assets and 10% of the outstanding voting securities of any one issuer, and (ii) not more than 25% of the value of the Fund's total assets be invested in the securities of any one issuer (other than U.S. Government Securities or the securities of other regulated investment companies), or of two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or related trades or businesses.

     Each of the Funds will seek to qualify for treatment as a RIC under the Code. Provided that a Fund (i) is a RIC and (ii) distributes at least 90% of the Fund's net investment income (including, for this purpose, net realized short-term capital gains), the Fund itself will not be subject to Federal income taxes to the extent the Fund's net investment income and the Fund's net realized long and short-term capital gains, if any, are distributed to the Fund's shareholders. To avoid an excise tax on its undistributed income, each Fund generally must distribute annually at least 98% of its income, including its net long-term capital gains as calculated on a calendar year basis as defined by the Code. One of several requirements for RIC qualification is that the Fund must receive at least 90% of the Fund's gross income each year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of securities or foreign currencies, or other income derived with respect to the Fund's investments in stock, securities, and foreign currencies (the "90% Test").

     In the event of a failure by a Fund to qualify as a RIC, the Fund would be subject to Federal income taxes on its taxable income and the Fund's distributions, to the extent that such distributions are derived from the Fund's current or accumulated earnings and profits, would constitute dividends that would be taxable to the shareholders of the Fund as ordinary income and would be eligible for the dividends received deduction for corporate shareholders. This treatment would also apply to any portion of the distributions that might have been treated in the shareholder's hands as long-term capital gains, as discussed below, had the Fund qualified as a RIC.

     If a Fund were to fail to qualify as a RIC for one or more taxable years, the Fund could then qualify (or requalify) as a RIC for a subsequent taxable year only if the Fund had distributed to the Fund's shareholders a taxable dividend equal to the full amount of any earnings or profits (less the interest charge mentioned below, if applicable) attributable to such period. In addition, pursuant to the Code and an interpretative notice issued by the IRS, if the Fund should fail to qualify as a RIC and should thereafter seek to qualify as a RIC, the Fund may be subject to tax on the excess (if any) of the fair market of the Fund's assets over the Fund's basis in such assets, as of the day immediately before the first taxable year for which the Fund seeks to qualify as a RIC. A similar rule may apply if the Fund initially qualifies as a RIC, then fails to qualify for more than 1 taxable year, and subsequently requalifies as a RIC.

     If a Fund determines that the Fund will not qualify as a RIC under Subchapter M of the Code, the Fund will establish procedures to reflect the anticipated tax liability in the Fund's net asset value.

DESCRIPTION OF SHARES

     In the interest of economy and convenience, certificates representing shares purchased are not issued. However, such purchases are confirmed to the investor and credit to their accounts on the books maintained by Firstar Mutual Fund Services, LLC (the "Agent"), Milwaukee, Wisconsin. The investor will have the same rights of ownership with respect to such shares as if certificates had been issued.

     Shareholders have the right to vote on the election of Directors at each meeting of shareholders at which Directors are to be elected and on other matters as provided by law or the Articles of Incorporation or Bylaws of CAF. CAF's Bylaws do not require that meetings of shareholders be held annually. However, special meetings of shareholders may be called for purposes such as electing or removing directors, changing fundamental policies, or approving investment advisory contacts. Shareholders of each series of a series company, such as the Adviser, vote together with each share of each series of the company on matters affecting all series (such as election of directors), with each share entitled to a single vote. On matters affecting only one series (such as a change in that series' fundamental investment restrictions), only the shareholders of that series are entitled to vote. On matters relating to all the series but affecting the series differently (such as a new Investment Advisory Agreement), separate votes by series are required.

PORTFOLIO TRANSACTIONS AND BROKERAGE

     Under the Investment Advisory Agreements and the Sub-Advisory Agreements (referred to hereinafter in this section as the "Advisory Agreements"), the Adviser and Sub-Advisers (hereinafter referred to in this section as the "Advisers") have the authority to direct the placement of orders for the purchase and sale of the Funds' portfolio securities.

     The cost of securities transactions for each Fund will consist primarily of brokerage commissions or dealer or underwriter spreads.

     Occasionally, securities may be purchased directly from the issuer. For securities traded primarily in the over-the-counter market, the sellers who make a market in the securities will be dealt with directly unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account. In placing portfolio transactions, the Advisers seek the best combination of price and execution.

     In determining which brokers provide best execution, the Advisers look primarily to the stock price quoted by the broker, and normally places orders with the broker through which the most favorable price can be obtained. It is expected that securities will ordinarily be purchased in the primary markets, and that in assessing the best net price and execution available to a Fund, the Advisers will consider all factors they deem relevant, including the breadth or the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any (for the specific transaction and on a continuing basis). Although it is expected that sales of shares of the Funds will be made only by the Distributor, the Adviser may in the future consider the willingness of particular brokers to sell shares of the Funds as a factor in the selection of brokers for the Funds' portfolio transactions, subject to the overall best price and execution standard.

     Assuming equal execution capabilities, other factors may be taken into account in selecting brokers or dealers to execute particular transactions and in evaluating the best net price and execution available. The Advisers may consider "brokerage and research services" (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934), statistical quotations, specifically the quotations necessary to determine the Funds' net asset values, and other information provided to the Funds, to the Adviser (or their affiliates)). The Advisers may also cause a Fund to pay to a broker or dealer who provides such brokerage and research services a commission for executing a portfolio transaction which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction. The Advisers must determine, in good faith, however, that such commission was reasonable in relation to the value of the brokerage and research services provided, viewed in terms of that particular transaction or in terms of all the accounts over which the Advisers exercise investment discretion. It is possible that certain of the services received by the Advisers attributable to a particular transaction will benefit one or more other accounts for which investment discretion is exercised by the Advisers.

PAYMENTS "IN KIND"

     Payment for shares tendered for redemption is ordinarily made in cash. However, the Board of Directors may determine that it would be detrimental to the best interests of the remaining shareholders of a particular Fund to make payment of a redemption order wholly or partly in cash. In that case the Fund may pay the redemption proceeds in whole or in part by a distribution "in kind" of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange Commission. The Funds have elected to be governed by Rule 18f-1 under the Investment Company Act, pursuant to which each Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. If shares are redeemed in kind, the redeeming shareholder might incur brokerage or other costs in selling the securities for cash. The method of valuing securities used to make redemptions in kind will be the same as the method a Fund uses to value its portfolio securities described above under"Determination of Net Asset Values Per Share" and that valuation will be made as of the time the redemption price is determined.

ACCOUNTING, FULFILLMENT, CUSTODIAN AND TRANSFER AGENT SERVICES

     Firstar Mutual Fund Services, LLC ("Firstar") provides fund accounting, fulfillment, custodian and transfer agent services to each of the Funds.

     Firstar provides fund accounting services pursuant to the terms of a Fund Accounting Servicing Agreement. The current rate of payment for these services per Fund per year is $22,000 for the first $40 million; .01 of 1% on average daily net assets on the next $200 million; and .05 of 1% of average daily net assets exceeding $240 million.. The Fund Accounting Servicing Agreement will continue in effect from year to year.

     Under a Fulfillment Servicing Agreement, Firstar is entitled to a minimum monthly fee of $100 per Fund.

     Firstar serves as the custodian of each Fund's assets, pursuant to a Custodian Servicing Agreement. The Custodian Servicing Agreement provides that Firstar is entitled to receive an annual fee set at .02 of 1% on average daily net asset value. Firstar is entitled to receive a minimum annual fee of $3,000 from each Fund.

     Firstar provides transfer agent and dividend disbursing services to each Fund pursuant to the terms of a Transfer Agent Servicing Agreement. Under the terms of the Transfer Agent Servicing Agreement, Firstar is entitled to annual compensation of minimum annual fees of

$25,000 for the first Fund, and $10,000 for each additional Fund. Firstar is also entitled to reimbursement for all out of pocket expenses incurred in providing such services. The Transfer Agent Servicing Agreement will continue in effect until terminated, and may be terminated by either party without cause on ninety (90) days' prior written notice.

COUNSEL AND INDEPENDENT PUBLIC ACCOUNTANTS

     Quarles & Brady serves as legal counsel for the Funds. Arthur Andersen LLP has been selected as independent public accountants for the Funds.

FINANCIAL STATEMENTS

     Audited balance sheets will be filed by Pre-Effective Amendment to the Registration Statement.

                            CATHOLIC ALLIANCE FUNDS, INC.

                                      FORM N-1A

                                        PART C

                                  OTHER INFORMATION


Item 23.  Exhibits

          See Exhibit Index following the Signature Page of this Registration Statement, which Index is incorporated herein by this reference.

Item 24.  Persons Controlled by or under Common Control with Registrant

          Not applicable.  See "Control Persons" in Part B.

Item 25.  Indemnification

          Reference is made to Article IX of the Registrant's By-laws filed as Exhibit (b) to Registrant's Registration Statement with respect to Indemnification of Registrant's officers and directors, which is set forth below:

          SECTION 9.1. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS.
          The Corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding to the fullest extent permitted by law; PROVIDED that:

          (a) whether or not there is an adjudication of liability in such Proceeding, the Corporation shall not indemnify any person for any liability arising by reason of such person's willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or under any contract or agreement with the Corporation ("disabling conduct"); and

          (b)  the Corporation shall not indemnify any person unless:

               (1) the court or other body before which the Proceeding was brought (i) dismisses the Proceeding for insufficiency of evidence of any disabling conduct, or (ii) reaches a final decision on the merits that such person was not liable by reason of disabling conduct; or

               (2) absent such a decision, a reasonable determination is made, based upon a review of the facts, by (i) the vote of a majority of a quorum of the Directors of the Corporation who are neither interested persons of the Corporation as defined in the Investment Company Act of 1940 nor parties to the Proceeding, or
               (ii) if such quorum is not obtainable, or even if obtainable, if a majority of a quorum of Directors described in paragraph (b)
               (2) (i) above so directs, by independent legal counsel in a written opinion, that such person was not liable by reason of disabling conduct.

               Expenses (including attorneys' fees) incurred in defending a Proceeding will be paid by the Corporation in advance of the final disposition thereof upon an undertaking by such person to repay such expenses (unless it is ultimately determined that he is entitled to indemnification), if:

          (1)  such person shall provide adequate security for his undertaking;

          (2) the Corporation shall be insured against losses arising by reason of such advance; or

          (3) a majority of a quorum of the Directors of the Corporation who are neither interested persons of the Corporation as defined in the Investment Company Act of 1940 nor parties to the Proceeding, or independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that such person will be found to be entitled to indemnification.

          SECTION 9.2. INSURANCE OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in or arising out of his position. However, in no event will the Corporation purchase insurance to indemnify any such person for any act for which the Corporation itself is not permitted to indemnify him.

Item 26.  Business and Other Connections of Investment Adviser

          (a)  Catholic Financial Services Corporation

               Catholic Financial Services Corporation acts as the Investment Adviser and Distributor to the Funds. Set forth below is a list of the officers and directors of the Adviser as of December 1, 1998, together with information as to any other business, profession, vocation or employment of a substantial nature of those officers and directors during the past two years:

 NAME                       POSITIONS & OFFICES
 ----                       WITH ADVISER              OTHER
                            -------------------       -----
 Allan G. Lorge             President                 Secretary/Treasurer, Vice
                                                      President, Director of
                                                      Catholic Brokerage
                                                      Services since Nov. 1994;
                                                      Secretary/Treasurer, Vice
                                                      President, Director of
                                                      Catholic Knights
                                                      Financial Services, Inc.
                                                      since June 1994; and
                                                      Secretary/Treasurer of
                                                      Catholic Knights
                                                      Insurance Society since
                                                      Sept. 1991

 Daniel J. Steininger       Treasurer                 President and Director of
                                                      Catholic Knights
                                                      Financial Services, Inc.
                                                      since June 1994;
                                                      President and Director of
                                                      Catholic Brokerage
                                                      Services Corp. since Nov.
                                                      1994; and President of
                                                      Catholic Knights
                                                      Insurance Society since
                                                      June 1981

 Russell J. Kafka           Vice President-           Director of Catholic
                            Investments and Director  Knights Financial
                                                      Services, Inc. since June
                                                      1994; Director of
                                                      Catholic Brokerage
                                                      Services Corp. since Nov.
                                                      1994; and Vice President-
                                                      Investments of Catholic
                                                      Knights Insurance Society
                                                      since Jan. 1985

 Daniel H. Strasburg        Vice President and        Director of Catholic
                            Director                  Knights Financial
                                                      Services, Inc. since June
                                                      1994; Vice President and
                                                      Director of Catholic
                                                      Brokerage Services Corp.
                                                      since Nov. 1994; and Vice
                                                      President and Chief
                                                      Actuary of Catholic
                                                      Knights Insurance Society
                                                      since July 1983

 Michael Stivoric           Director                  Director of Catholic
                                                      Knights Financial
                                                      Services, Inc. since
                                                      June 1994; Director of
                                                      Catholic Brokerage
                                                      Services Corp. since Nov.
                                                      1994; and Vice President
                                                      of Fraternal Relations of
                                                      Catholic Knights
                                                      Insurance Society since
                                                      Dec. 1982

 Mark K. Forbord            Controller                Controller of Catholic
                                                      Knights Financial
                                                      Services, Inc. since
                                                      __________; Controller of
                                                      Catholic Brokerage
                                                      Services Corp. since
                                                      ___________; Senior
                                                      Financial Analyst of
                                                      Catholic Knights
                                                      Insurance Society since
                                                      July 1995; Instructor at
                                                      the University of
                                                      Wisconsin-Milwaukee since
                                                      Jan. 1986; and Instructor
                                                      at Cardinal-Stritch
                                                      University since Sept.

          (b)  Todd Investment Advisors, Inc.

     Todd Investment Advisors, Inc. serves as the Sub-Adviser to the Equity Income Fund. Todd is a wholly-owned subsidiary of Stifel Financial Corporation of St. Louis, a brokerage and investment banking firm. Todd operates as an independent asset management unit and does not execute trades through Stifel.

     Set forth below is a list of the officers and directors of Todd as of December 1, 1998, together with information as to any other business, profession, location or employment of a substantial nature of those officers and directors during the past two years. (The business address of all such persons is c/o Todd Investment Advisors, Inc., 101 South Fifth Street, Suite 3160, Louisville, Kentucky 40202):



 NAME                       POSITIONS WITH TODD       OTHER
 ----                       -------------------       -----

 Bosworth M. Todd           Chairman and Chief        Director of First Capital
                            Executive Officer         Bank of Kentucky

 Robert P. Bordogna         President and Chief
                            Executive Officer

 Richard A. Loebig          Executive Vice President  Vice President and Fixed
                                                      Income Portfolio Manager,
                                                      Chandler Liquid Asset
                                                      Management; Vice
                                                      President and Director of
                                                      Taxable Fixed Income, PNC
                                                      Bank, Kentucky

 Margaret C. Bell           Vice President and
                            Director of Marketing

 Charles K. Blair           Vice President of         Business Development, PNC
                            Business Development      Bank Kentucky, Inc.


          (c)  Vantage Global Advisors, Inc.

     Vantage Global Advisors, Inc. serves as the Sub-Adviser to the Disciplined Capital Appreciation Fund. Vantage Global Advisors is a wholly-owned subsidiary of Lincoln National Corporation in Fort Wayne, Indiana. All Vantage professionals have an ownership stake in the firm through stock and stock options of Lincoln National Corporation stock.

     Set forth below is a list of the officers and directors of Vantage as of December 1, 1998, together with information as to any other business, profession, location or employment of a substantial nature of those officers and directors during the past two years. (The business address of all such persons is c/o Vantage Global Advisors, Inc., 630 Fifth Avenue, Suite 2670, New York, N.Y. 10111):

 NAME                       POSITIONS WITH VANTAGE    OTHER
 ----                       ----------------------    -----

 Scott Wittman              President and Director    Senior Vice President
                                                      Delaware Distributors
                                                      Limited Partnership

 Dennis A. Blume            Director                  Executive Vice President
                                                      and Director, Lincoln
                                                      National Investment
                                                      Management Company

 Herbert T. McMeekin        Director                  President and Director,
                                                      Lincoln National
                                                      Investment Management
                                                      Company; Executive Vice
                                                      President, Lincoln
                                                      National Corporation
                                                      (Holding Company)

 Jeffrey J. Nick            Director                  President and Chief
                                                      Executive Officer,
                                                      Lincoln National
                                                      Investment Companies

 Bruce B. Barton            Director                  President, Delaware
                                                      Distributors LP;
                                                      Executive, Lincoln
                                                      National Corporation

 Mark C. Viani              Vice President
 Yi Feng Yang               Vice President - Research Vice President, J&W
                                                      Seligman from May 1997 to
                                                      May 1998

 Enrique D. Chang           Senior Vice President/    Director of Quantitative
                            Quantitative Research     Analysis/Senior Vice
                                                      President, J&W Seligman
                                                      from April 1997 to
                                                      November 1997; Director
                                                      of Quantitative Analysis
                                                      and Strategy, General
                                                      Reinsurance from October
                                                      1993 to March 1997

          (d)  Peregrine Capital Management, Inc.

     Peregrine Capital Management, Inc. serves as the Sub-Adviser to the Large-Cap Growth Fund. Peregrine Capital Management, Inc. is a wholly-owned subsidiary of Norwest Bank Minnesota, N.A. However, Peregrine operates independently through an entrepreneurial agreement with Norwest.

     Set forth below is a list of the officers and directors of Peregrine Capital Management, Inc. as of December 1, 1998, together with information as to any other business, profession, location or employment of a substantial nature of those officers and directors during the past two years. (The business address of all such persons is c/o Peregrine Capital Management, Inc., 800 LaSalle Avenue, Suite 1850, Minneapolis, Minnesota 55402-2018):

 NAME                       POSITIONS WITH PEREGRINE               OTHER
 ----                       ------------------------               -----

 Robert B. Mersky           Chairman of the Board, Chief            none
                            Executive Officer and
                            President

 Ronald G. Hoffman          Senior Vice President, Chief            none
                            ____ Officer, Chief _____
                            Officer and Chief Financial
                            Officer

 Paul E. von Kuster, III    Senior Vice President and               none
                            Portfolio Manager

 Jeannine McCormick         Senior Vice President and               none
                            Investment Analyst

 William D. Giese           Senior Vice President and               none
                            Portfolio Manager

 Patricia D. Burns          Senior Vice President and               none
                            Portfolio Manager

 John S. Dale               Senior Vice President and               none
                            Portfolio Manager

 Gary E. Nussbaum           Senior Vice President and               none
                            Portfolio Manager

 Barbara K. McFadden        Senior Vice President and               none
                            Equity Trader

 Paul R. Wurm               Senior Vice President,                  none
                            Assistant Trader and
                            Accountant

 Frank T. Matthews          Vice President and Systems              none
                            Manager

 Tasso H. Coin, Jr.         Senior Vice President and               none
                            Portfolio Manager

 Julie M. Gerend            Senior Vice President - Plant           none
                            Service and Marketing

 Daniel J. Hagen            Vice President and Senior               none
                            Research Analyst

 Jay H. Strohmaier          Senior Vice President - Client  Sales and
                            Service and Marketing           Marketing, Voyageur
                                                            Asset Management
                                                            from April 1996 to
                                                            September 1996;
                                                            Clifton Group
                                                            (Investment
                                                            Management) Sales
                                                            and Marketing from
                                                            January 1995 to
                                                            March 1996

 James P. Ross              Vice President and Senior
                            Portfolio Advisor

Item 27.       Principal Underwriter

          (a) Catholic Financial Services Corporation acts as the distributor to each of the Funds. Catholic Financial Services Corporation does not act as the principal underwriter or distributor of any other open-end mutual funds.

Item 28.  Location of Accounts and Records

          Catholic Financial Services Corporation
          1100 West Wells Street
          Milwaukee, Wisconsin 53233

          Firstar Mutual Fund Services, LLC
          615 East Michigan Street
          Milwaukee, Wisconsin 53202

Item 29.  Management Services

          Not applicable.

Item 30.  Undertakings

          Not applicable.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Milwaukee, State of Wisconsin on this 23rd day of December, 1998.

                                   THE CATHOLIC ALLIANCE FUNDS, INC.




                                   By:  /s/  Allan G. Lorge
                                        ---------------------------------------
                                        Allan G. Lorge, President and CEO

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on this 23rd day of December 1998, by the following persons in the capacities indicated.

              SIGNATURE                                 TITLE

 /s/ Daniel J. Steininger            Chairman of the Board and Director
 --------------------------------
 Daniel J. Steininger


 /s/ Allan G. Lorge                  President, Chief Executive Officer and
 --------------------------------    Director
 Allan G. Lorge

 /s/ Theodore F. Zimmer              Director
 --------------------------------
 Theodore F. Zimmer


 /s/ Russell J. Kafka                Treasurer (Chief Accounting and Financial
 --------------------------------    Officer)
 Russell J. Kafka

                                   EXHIBIT INDEX

Exhibit                                                       Numbered
Number    Description                                            Page
-------   -----------                                         --------

(a)       Articles of Incorporation

(b)       By-Laws

(c)(1)    Articles Sixth through Eighth and Article Tenth of the
          Articles of Incorporation, filed as Exhibit (a) herewith

(c)(2)    Articles II, VI, IX and X of the Bylaws, filed as Exhibit
          (b) herewith

(d)(1)    Investment Advisory Agreement

(d)(2)    Form of Sub-Advisory Agreement

(e)       Distribution Agreement

(f)       None

(g)       Custodian Agreement

(h)(1)    Transfer Agent Servicing Agreement

(h)(2)    Fund Accounting Servicing Agreement

(h)(3)    Fulfillment Servicing Agreement

(h)(4)    Rule 10f-3 Plan*

(i)       Legal Opinion and Consent of Quarles & Brady

(j)       Accountants Consent*

(k)       None

(l)       None

(m)       Rule 12b-1 Plan

(n)       None

(o)       Rule 18f-3 Plan*

-----------------------------
* To be filed by pre-effective amendment.